Exhibit 99.1

Collective Mining Expands Apollo's Surface Footprint by Drilling 31.70 Metres @ 17.35 g/t AuEq Within 165.75 Metres @ 5.35 g/t AuEq from 8.85 Metres

•	Step-out drilling from surface at the Apollo system in hole APC-159 has expanded the breccia body to the northeast by approximately 30 metres (where it remains open for further expansion) by intercepting gold grades up to 40% above the grades at the outer edge of the internal model. Highlights from the high-grade section of this hole are as follows:
•	165.75 metres @ 5.35 g/t gold equivalent from 8.85 metres including 31.70 metres @ 17.35 g/t gold equivalent
•	Four additional holes have infilled the Apollo breccia body near surface by intercepting gold, tungsten, silver and copper grades above the prediction of the internal block model with highlights as follows:
•	60.45 metres @ 4.68 g/t gold equivalent from surface including 22.15 metres @ 6.98 g/t gold equivalent (APC-155)
•	131.20 metres @ 2.61 g/t gold equivalent from 6.80 metres including 34.55 metres @ 4.13 g/t gold equivalent from 8.45 metres (APC-158)

TORONTO, Feb. 9, 2026 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for five diamond drill holes targeting definition and expansion of the high-grade, outcropping gold-tungsten-rich zone at the summit of the Apollo system ("Apollo"). Apollo forms part of a large, partially reduced intrusion related system enriched in gold, silver, copper and tungsten. Drilling to date has delineated continuous mineralization from surface to depths exceeding 1,410 vertical metres, where the high-grade Ramp Zone remains open for further expansion. Apollo anchors the Company's flagship Guayabales Project - a district-scale, multi-target and infrastructure-rich project in Caldas, Colombia.

Ari Sussman, Executive Chairman commented: "These exceptional drill results not only expand the shallow portion of Apollo by up to 30 metres to the northeast, but also demonstrate grades significantly above our internal model, highlighting the tremendous upside potential of this system. We are excited to resume drilling in this area to see if Apollo continues to grow at shallow depths while simultaneously expanding the high-grade Ramp Zone at depth. With $135 million in cash and plans for up to 100,000 metres of drilling in 2026, Collective is poised to accelerate discoveries and deliver substantial value to our shareholders as we advance toward a maiden mineral resource estimate in the first half of 2027."

To date, Collective has completed 167,500 metres of diamond drilling across the Guayabales and San Antonio projects, including 110,000 metres at the flagship Apollo system.

With US$135 million in cash (as of December 1, 2025), the Company is fully funded for its planned 2026 program, which envisions up to 100,000 metres of additional drilling. Up to fourteen rigs are anticipated to be operating across both projects before the end of Q1, 2026, with numerous high-priority holes pending assay results.

Details (see Table 1 and Figures 1-5)

•	Five drill holes collared from Pad 22 intersected high-grade gold, tungsten, silver and copper mineralization starting from at or near surface with results as follows:
•	60.45 metres @ 4.68 g/t AuEq from surface (APC-155) including:
•	22.15 metres @ 6.98 g/t AuEq from 20.50 metres down hole
•	99.95 metres @ 2.64 g/t AuEq from surface (APC-156) including:
•	26.25 metres @ 4.72 g/t AuEq from surface
•	20.80 metres @ 3.04 g/t AuEq from 50.45 metres down hole
•	60.85 metres @ 3.06 g/t AuEq from surface (APC-157)
•	131.20 metres @ 2.61 g/t gold equivalent from 6.80 metres down hole (APC-158) including:
•	34.55 metres @ 4.13 g/t gold equivalent from 8.45 metres down hole
•	19.90 metres @ 3.50 g/t gold equivalent from 118.10 metres down hole
•	165.75 metres @ 5.35 g/t gold equivalent from 8.85 metres down hole (APC-159) including:
•	31.70 metres @ 17.35 g/t gold equivalent from 59.40 metres down hole
•	8.50 metres @ 27.82 g/t gold equivalent from 81.60 metres down hole

In APC-159, the Company also intersected 64.00 metres @ 2.00 g/t gold equivalent from 236.00 metres down hole. This mineralization represents newly discovered sheeted veinlets, which are located within the recently discovered Hanging Wall Zone (see press release dated December 9, 2025).

Planning is underway to follow up on the results of hole APC-159 by continuing to drill test for this high-grade mineralization in a northeast direction.

•	Results announced today have expanded the Apollo breccia body from surface by up to 30 metres to the northeast and have increased the local gold and tungsten grades by up to 40% as compared to the internal block model. Also, the holes have successfully closed drilling gaps within the internal block model with drill spacing now down to 30 meter centers in this area (from surface down to 150 metres depth).

These results reinforce Apollo's status as a robust exploration discovery with multi-metal upside. The Company remains focused on aggressive expansion and delineation drilling to unlock further value ahead of a planned maiden mineral resource estimate in H1, 2027.

Table 1: Assays Results for Drill Holes APC-155, APC-156, APC-157, APC-158 and APC-159

Hole #	From (m)	To (m)	Length (m)	Au g/t	WO3%	Ag g/t	Cu %	AuEq g/t*	WO3Eq %**
APC-155	0.00	60.45	60.45	1.28	0.66	43	0.15	4.68	0.83
Incl.	20.50	42.65	22.15	1.12	1.33	25	0.14	6.98	1.24
APC-156	0.00	99.95	99.95	0.98	0.24	29	0.28	2.64
Incl.	0.00	26.25	26.25	2.70	0.38	33	0.10	4.72
& Incl.	50.45	71.25	20.80	0.36	0.53	23	0.18	3.04
APC-157	0.00	60.85	60.85	1.20	0.25	42	0.24	3.06
APC-158	6.80	138.00	131.20	1.21	0.22	27	0.14	2.61
Incl.	8.45	43.00	34.55	1.35	0.48	50	0.16	4.13
& Incl.	118.10	138.00	19.90	3.08	0.04	19	0.08	3.50
APC-159	8.85	174.60	165.75	4.39	0.09	42	0.13	5.35
Incl.	59.40	91.10	31.70	15.65	0.26	66	0.17	17.35
Incl.	81.60	90.10	8.50	25.18	0.24	156	0.20	27.82
and	236.00	300.00	64.00	1.87	-	10	0.02	2.00

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.017 x 0.85) + (Cu (%) x 1.14 x 0.95) + (WO3 (%) x 5.64 x 0.72) utilizing metal prices of Au - US$3,000/oz, Ag - US$50/oz, Cu - US$5.0/lb and WO3 - US$24.69/lb and recovery rates of 97% for Au, 85% for Ag, 95% for Cu and 72% for WO3.

**WO3Eq% is calculated as follows: (WO3 (%) x 0.72) + (Au (g/t) x 0.18 x 0.97) + (Ag (g/t) x 0.003 x 0.85) + (Cu (%) x 0.20 x 0.95) utilizing metal prices of WO3 - US$24.69/lb, Au - US$3,000/oz, Ag - US$50/oz and Cu - US$5.0/lb and recovery rates of 72% for WO3, 97% for Au, 85% for Ag and 95% for Cu.

Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, and October 3, 2024. True widths are between 60%-90% of the total length and grades are uncut.

Figure 1: Plan View of the Apollo System Highlighting Drill Holes Announced in this Release from the Tungsten Rich Zones at the Top of the Apollo System (CNW Group/Collective Mining Ltd.)

Figure 2: Section (A to A’ on Figure 1) from Within the Apollo System Highlighting the New High-Grade Extension to the Breccia Body and Newly Discovered Sheeted Veins in the Hanging Wall Zone (CNW Group/Collective Mining Ltd.)

Figure 3: Drill Core Tray Photo Highlighting a High-Grade Section of Drill Hole APC-159 with Visible Gold Flakes Observed Highlighted in Yellow (CNW Group/Collective Mining Ltd.)

Figure 4: Drill Core Tray Photo Highlighting a Tungsten High-Grade Section of Drill Hole APC-155 with Twenty-Six Individual Visible Instances of Scheelite Highlighted in Purple (CNW Group/Collective Mining Ltd.)

Figure 5: Plan View of the Guayabales Project Highlighting the Apollo System (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of greenfield generated targets on the property.

Additionally, the Company is drilling its optioned San Antonio Project (can earn up to 100% interest) as it hunts for new discoveries and looks to aggressively extend to the south the recently discovered high-grade silver system made at the Pound target. The San Antonio Project is located between two to five kilometers east-northeast of the Guayabales Project and could potentially share infrastructure given their proximity to each other.

Management, insiders, a strategic investor and close family and friends own 45.3% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru for copper, gold and silver assays, and multi-element ICP. ALS is an accredited laboratory which is independent of the Company. Gold assays are obtained by fire assay fusion with AAS finish on a 50g sample (Au-AA24). Any samples returning > 10 g/t were then reanalyzed by fire assay with gravimetric finish on a 50g sample (Au-GRA22). Copper and silver were assayed by inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP-AES) and Mass Spectrometry (ICP-MS) following a 4-acid digestion. Samples were also analyzed for a suite of 48 elements with ME-MS61 plus mercury and a sequential copper leach analysis was completed on each sample with copper greater than 10,000 parts per million. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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For further information: Investors and Media, Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 09-FEB-26